UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Tremont Advisors, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    894729102
                                 (CUSIP Number)

                  John L. Keeley, Jr., Keeley Investment Corp.
         401 South LaSalle Street, Suite 1201, Chicago, Illinois  60605
                                 (312) 786-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 10, 1996
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No.
         894729102

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John L. Keeley, Jr.; Social Security No:  ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             81,590
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             81,590
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              81,590


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.35%


    14   TYPE OF REPORTING PERSON*

              IN

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Keeley Investment Corp.; Tax I.D. No:  35-2891284

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             -0-
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             -0-
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              -0-

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%


    14   TYPE OF REPORTING PERSON*

              BD

             This Amendment No. 1 to the undersigned's Schedule 13D, which was originally filed on February 25, 1994 (the "Schedule 13D") with regard to Tremont Advisors, Inc. (the "Issuer") is being filed to amend Items 3, 4, 5 and 7 of the Schedule 13D. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

   ITEM 1.   Security and Issuer.

        Title of Class of Securities

        Class A Common Stock, no par value (the "Securities)

        Address of Issuer's Principal Executive Offices:

             Tremont Advisors, Inc.
             Corporate Center at Rye
             555 Theodore Fremd Avenue
             Rye, New York  10580


   ITEM 2.   Identity and Background.

        (a)  (i)  John L. Keeley, Jr. ("Mr. Keeley")

             (ii) Keeley Investment Corp. ("KIC")

        (b)  (i-ii)

                  401 South LaSalle Street
                  Suite 1201
                  Chicago, Illinois  60605

        (c) (i) Mr. Keeley is the President, Treasurer, a Director and the sole shareholder of KIC.

             (ii) KIC is a broker-dealer.  KIC is organized under the laws of
                  Illinois.

        (d) During the past five years, neither Mr. Keeley nor KIC, nor any of its executive officers or directors, has been convicted in a criminal proceeding.

        (e) During the past five years, neither Mr. Keeley nor KIC, nor any of its executive officers or directors, has been a party to a civil proceedings as a result of which any such person is subject to a judgment, decree or final order enjoining any such person from or mandating activities subject to federal or state securities laws, or finding any such person in violation of such laws.

   ITEM 3.   Source and Amount of Funds or Other Consideration.

             The Securities reported by Mr. Keeley are held in margin accounts.


   ITEM 4.   Purpose of Transaction.

             The acquisition made by Mr. Keeley were made for investment purposes and not for the purposes of acquiring control of Tremont. Mr. Keeley and KIC may from time to time purchase additional shares or sell these shares in the ordinary course of business, as permitted by the federal securities laws.
             Mr. Keeley is a member of the Board of Directors of Tremont and as such is part of the management of Tremont. In his capacity as a director of Tremont, he may suggest or consider changes in the operations, management or capital structure of Tremont as a means of enhancing shareholder values. Such suggestions or considerations may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling Tremont, or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring Tremont's capitalization or dividend policy.

             Other than as described above, neither Mr. Keeley nor KIC has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.


   ITEM 5.   Interest in Securities of the Issuer.

             This Amendment No. 1 to Schedule 13D is being filed to reflect a change of ownership from KIC to Mr. Keeley.

        (a)  The aggregate number and percentage of Securities to which this
             Schedule 13D relates is 81,590 shares, representing 6.35% of the 1,284,718 shares outstanding. The Securities are beneficially owned as follows:

                                             Shares of      % of Class
       Name                                Common Stock   of Common Stock

       John L. Keeley, Jr.                     81,590             6.35%
       Keeley Investment Corp.
            As Principal . . . . . . . .          -0-             0.00%
            As Agent . . . . . . . . . .          -0-             0.00%
                                              -------          -------
                 Total . . . . . . . . .          -0-             0.00%
                                              =======          =======

             To the best of our knowledge, none of the executive officers or directors named in Exhibit 2 beneficially own any Securities.

        (b) (i) Number of such shares held by Mr. Keeley for which there is sole power to vote or direct the vote: 81,590; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 81,590; shared power to dispose or direct the disposition: 0.

             (ii) Number of such shares held by KIC for which there is sole power to vote or direct the vote: 0 shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 0; shared power to dispose or direct the disposition: 0.

        (c) A detailed description of transactions in Securities by Mr. Keeley and KIC in the past sixty days, including prices, is set forth in Exhibit 3.

        (d)  Inapplicable.

        (e)  Inapplicable.


   ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Neither Mr. Keeley nor KIC are parties to any contract, arrangement, understanding or relationship with respect to any Securities of Tremont.


   ITEM 7.   Material to Be Filed as Exhibits.

        Exhibit 1   -  Agreement to Make a Joint Filing

        Exhibit 2   -  Keeley Investment Corp. Executive Officers and
                       Directors

        Exhibit 3   -  Transactions Effected During the Past Sixty Days

   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated this 20th day of May, 1996.


                                 /s/ John L. Keeley, Jr.
                                 John L. Keeley, Jr.



                                 KEELEY INVESTMENT CORP.


                                 By:  /s/ John L. Keeley, Jr.
                                 John L. Keeley, Jr., President